Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

August 25, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Liz Packebusch

Re:	Jupiter Acquisition Corporation Draft Registration Statement on Form S-1 Submitted July 24, 2020 CIK No. 0001817868

Dear Ms. Packebusch:

On behalf of Jupiter Acquisition Corporation (the “Company”), we are hereby responding to the letter, dated August 20, 2020 (the “Comment Letter”), from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted on July 24, 2020 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission, today.

For ease of reference, the text of the Staff’s comments, as set forth in the Comment Letter, are included in bold-face type below, followed by the Company’s response.

Draft Registration Statement on Form S-1

Summary Financial Data, page 30

1.	Please expand your disclosure in the table to also include the “as adjusted” amounts at July 7, 2020 assuming consummation of the offering.

Response: The Company has revised its disclosure on page 32 of the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

Division of Corporation Finance

August 25, 2020

Our Management Team, page 84

2.	Please clearly describe the different roles and the intended delineation of duties among members of each of the three groups of management. Provide material details regarding any understandings regarding compensation (in addition to the unlimited reimbursement mentioned at page 77). For example, you state at page 85 that neither of your two special advisors has “any employment, consulting fee or other similar compensation arrangements with us,” but it is unclear what their roles and duties are in connection with any initial business combination. At page 88 you suggest that with respect to third party efforts, you would consider payment of “a finder’s fee, consulting fee, advisory fee or other compensation to be determined....” Last, you state at page 113 that “no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination.” Please clarify.

Response: The Company has revised its disclosure on pages 89 and 90 of the Registration Statement to clarify the role of the investment team. The Company respectfully advises the Staff that the role of the special advisors is set forth on page 89 of the Registration Statement. The Company has revised its disclosure on pages 30, 80, 92, 115 and 125 of the Registration Statement to clarify that no finder’s fee, consulting fee, advisory fee or other compensation will be paid to the Company’s sponsor, officers, directors, special advisors, investment team or any of their respective affiliates, except as specifically described in the Registration Statement.

Assistance from Methuselah Advisors, page 86

3.	We note your disclosure that Messrs. Yadav, Bhargava, and Izard of Methusaleh Advisors are not “required to commit any specified amount of time to our affairs; however, we expect that certain of these individuals will on average dedicate a majority of their professional time on our affairs.” Please also disclose whether you intend to pay any consulting fees or other compensation to these individuals.

Response: The Company has revised its disclosure on page 90 of the Registration Statement in response to the Staff’s comment.

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United States Securities and Exchange Commission

Division of Corporation Finance

August 25, 2020

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Jupiter Acquisition Corporation

Alan I. Annex, Esq.